FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Clarifications regarding the participation of Bank of New York Mellon in the share capital of NBG

Further to recent publications, National Bank of Greece (NBG) wishes to inform investors of the following:

Bank of New York Mellon (BoNY) is the custodian of NBG’s ADRs traded on the NYSE. BoNY’s participation in NBG’s share capital is indirect and corresponds to ADRs owned by hundreds of institutional and retail investors, at a ratio of 5 ADRs to 1 ordinary share.

Accordingly, the announced increase in the indirect participation of BoNY in the share capital of NBG from 4.12% to 5.25% in fact amounts to an increase in the shareholdings of investors who take positions in NBG’s stock via ADRs, which are traded on the New York Stock Exchange.

Athens, 12 May 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 13th May, 2010

Chief Executive Officer